Exhibit 99.2

TD BANK FINANCIAL GROUP
P.O. Box 1, Toronto-Dominion Centre
Toronto, Canada M5K 1A2
Facsimile no: (416) 982-6166
Telephone no.: (416) 983-1557
E-mail address: rasha.elsissi@td.com

December 4, 2008

The Toronto Stock Exchange
Canadian Securities Commissions
The Canadian Depository for Securities Ltd.

Dear Sir/Madam:

Re:	The Toronto-Dominion Bank (the "Bank")
- Notice of Meeting and Record Date

Pursuant to s. 2.2 of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), we advise as follows:

Meeting Date	April 2, 2009

Record Date for Notice	February 9, 2009

Beneficial Ownership Determination Date	February 9, 2009

Classes or series of securities that entitle the holder to receive notice of the meeting	Common shares

Classes or series of securities that entitle the holder to vote at the meeting	Common shares

Whether the meeting is a special meeting	No

Yours very truly,

/s/ Rasha El Sissi
Rasha El Sissi
Associate Vice President, Legal